U.S. SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, DC 20549
            FORM 12B-25
            NOTIFICATION OF LATE FILING

            Commission File Number   1-12580  .

            (Check One):   [X]Form 10-KSB  [  ]Form 11-K  [  ]Form 20-F
            [
            ]Form 10-Q  [  ]Form N-SAR
            For Period Ended: June 30, 1997

            [  ]Transition Report on Form 10-K [  ]Transition
            Report on Form 10-Q
            [  ]Transition Report on Form 20-F [  ]Transition
            Report on Form N-SAR
            [  ]Transition Report on Form 11-K
            For the Transition Period Ended:
            ________________________________________

            Read attached instruction sheet before preparing form. Please print or type.

             Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
            Not applicable




            PART I
            REGISTRANT INFORMATION

            Full name of registrant:   The Vermont Teddy Bear Co., Inc.

            Former name if applicable: N/A
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            Address of principal executive office (Street and number):
            2236
            Shelburne Road
            City, state and zip code:  Shelburne, Vermont 05482



            PART II
            RULE 12b-25 (b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
            Rule 12b-25(b), the following should be completed. (Check appropriate box.)

            [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            [X] (c) The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.
            PART III
            NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
            (Attach
            extra sheets if needed.)

            The Vermont Teddy Bear Co., Inc. (the "Company") is unable to
            meet its filing date for the Form 10-KSB for the period
            ended
            June 30, 1997, without unreasonable effort or expense. The Company has requested further advice from its accountants regarding certain matters which impact the Company's Form 10-KSB
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            and financial disclosure to be included therein.  As such, the
            Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-KSB within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934,
            as amended.



            PART IV
            OTHER INFORMATION
            (1)  Name and telephone number of person to contact in
            regard to
            this notification
                                     Elisabeth B. Robert
                       802                      985-1332
            (Name)              (Area Code)    (Telephone
            Number)

            (2)  Have all other periodic reports required under Section
            13 or
            15(d) of the Securities Exchange Act of 1934 or Section 30 of the
            Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
            [X] Yes  [  ]
            No

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [X] Yes  [  ]
            No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

            The Company anticipates that its net sales in fiscal 1997 will have decreased to $16,489,000 from $17,040,000 in fiscal 1996, and that it will have a net loss to common stockholders of $1,886,000 for fiscal 1997, compared to net income to common stockholders of $152,000 for fiscal 1996.








                                The Vermont Teddy Bear Co., Inc.

            (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date:   September 25,1997                /s/ Elisabeth B.
            Robert

                                          Elisabeth B. Robert,
                                          Chief Financial Officer

            Instruction.   The form may be signed by an executive
            officer of
            the registrant or by any other duly authorized representative.
            The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be file with the form.



            ATTENTION

            Intentional misstatement or omissions of fact constitute Federal criminal violations
             (see 18 U.S.C. 1001).



            GENERAL INSTRUCTIONS

            1.  This form is required by Rule 12b-25 of the General
            Rules and
            Regulations under the
            Securities Exchange Act of 1934.
            2.  One signed original and four conformed copies of the
            form and
            amendments thereto must
            be completed and filed with the Securities and Exchange Commission, Washington,
            DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
            3.  A manually signed copy of the form and amendments
            thereto
            shall be filed with each
            national securities exchange on which any class of securities of the registrant is registered.
            4.  Amendments to the notification must also be filed on
            Form
            12b-25 but need not restate
            information that has been correctly furnished. The form shall be clearly identified as an amended notification.
            5.  Electronic Filers.    This form shall not be used by
            electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.